Filed Pursuant to Rule 424(b)(3)

Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.

SUPPLEMENT NO. 6 DATED AUGUST 19, 2013

TO THE PROSPECTUS DATED APRIL 22, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 22, 2013, Supplement No. 3 dated June 28, 2013, Supplement No. 4 dated August 8, 2013 and Supplement No. 5 dated August 9, 2013. The purpose of this Supplement No. 6 is to disclose:

•	the status of our initial public offering; and
•	a summary of our investment.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on August 7, 2012, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of August 15, 2013, we received and accepted subscriptions in our offering for 0.6 million shares, or $6.0 million, including 0.2 million shares, or $2.0 million, sold to NorthStar Realty Finance Corp., or our sponsor. As of August 15, 2013, 109.9 million shares remained available for sale under our offering. We have special escrow provisions for Ohio and Tennessee residents, which have not been satisfied as of August 15, 2013. Our primary offering is expected to terminate on or before August 7, 2014, unless extended by our board of directors as permitted under applicable law and regulations.

Summary of Our Investment

As of the date hereof, we own one participation interest in a senior loan. We, through a subsidiary, purchased an aggregate of $5.25 million pari passu participation interest, or the participation, in an $11.25 million senior loan, or the senior loan. We will purchase additional amounts of the senior loan, from time to time, as additional capital is raised, increasing the size of the participation until we own the entire senior loan.

The senior loan was originated on February 15, 2013 by an affiliate of our sponsor. The participation was purchased at our sponsor’s cost basis and was approved by our independent directors consistent with our conflict of interest policy. In connection with the investment, we and our sponsor entered into a participation agreement, which among other things, contains customary provisions to provide us with certain approval and consent rights for the senior loan.

The senior loan is secured by a 112-unit mixed independent living, assisted living and memory care facility located in Madera, California, or the property. The property is located in the middle of a 40-acre upscale single family home and multi-use area and is also located three-miles from the Madera Community Hospital. The property is managed by an experienced operator who manages 47 properties, 33 of which are in California.

The senior loan bears interest at a floating rate of 7.0% over the one-month London Interbank Offered Rate, or the LIBOR Rate, but at no point shall the LIBOR Rate be less than 1.0%, resulting in a minimum interest rate of 8.0% per annum. We will earn a fee equal to 1.0% of the outstanding principal amount at the time of repayment.

The initial term of the senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the borrower paying a fee equal to 0.50% of the amount being extended for each extension option. The senior loan may be prepaid after the first 21 months, provided the borrower pays the remaining interest due on the amount prepaid through month 24. Thereafter, the senior loan may be prepaid in whole or in part without penalty.

The property’s loan-to-value ratio, or the LTV Ratio, was approximately 70% at the time of origination. The LTV Ratio is the amount loaned to the borrower, net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at origination.